SECUR[redacted]SSION

06005630

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8-38402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MacArthur Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 1075
(No. and Street)

Irvine (City) CALIFORNIA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Nicholson 949-224-0100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brett Friedman, Friedman & Co. CPA's
(Name – *if individual, state last, first, middle name*)

5 Hutton Centre Drive (Address), Santa Ana (City) CA (State) 92707 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Nicholson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MacArthur Strategies, Inc., as of March 31, 2006, ~~20~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE A. THOMAS
Commission # 1581644
Notary Public - California
Orange County
My Comm. Expires May 27, 2009

[signature]
Signature

President
Title

Christine A. Thomas
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

MACARTHUR STRATEGIES, INC.

Years ended December 31, 2005 and 2004
with Independent Auditor's Report

FRIEDMAN & COMPANY
Certified Public Accountants

Table of Contents

AUDITOR'S REPORT ON THE
FINANCIAL STATEMENTS....1

FINANCIAL STATEMENTS

Balance Sheet....2

Statements of Operations....4

Statement of Cash Flows....5

Statement of Changes in Stockholder's Equity....6

Notes to Financial Statements....7

SUPPLEMENTARY INFORMATION

Supplemental Report of Independent
Certified Public Accountant....8

Computation of Net Capital....11

FRIEDMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS &
PROFESSIONAL BUSINESS CONSULTANTS

Registered Investment Advisor
5 Hutton Centre Dr., Ste. 1025, Santa Ana, CA 92707
(714) 850-1001 • Fax (714) 850-9177

e-mail: brettfriedman@att.net

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To: Board of Directors
MacArthur Strategies, Inc.

We have audited the accompanying balance sheet of MacArthur Strategies, Inc. as of December 31, 2005 and 2004 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MacArthur Strategies, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in examination of the basic financial statements and, our my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santa Ana, California

January 26, 2006

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2005

	Balance as of 12/31/2005	Balance as of 12/31/2004
ASSETS		
Current Assets		
Cash in Banks	$ 80,379.00	$ 49,129.00
Marketable Securities	3,300.00	3,300.00
Total Current Assets	83,679.00	52,429.00
Other Assets		
Deposits	287.00	1,546.00
Total Other Assets	287.00	1,546.00
Total Assets	$ 83,966.00	$ 53,975.00

MACARTHUR STRATEGIES, INC.
BALANCE SHEET
as of December 31, 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

	Balance as of 12/31/2005	Balance as of 12/31/2004
Current Liabilities		
Payroll Taxes Payable	$ 8,282.00	$ 2,850.00
Income Taxes Payable	6,100.00	677.00
Total Current Liabilities	14,382.00	3,527.00
Stockholder's Equity		
Common stock, no par value	0.00	0.00
authorized shares - 2,500	0.00	0.00
Paid in Capital	50,032.00	50,032.00
Retained Earnings	435.00	(10,705.00)
Net Income	19,117.00	11,121.00
Total Stockholder's Equity	69,584.00	50,448.00
Total Liabilities & Stockholder's Equity	$ 83,966.00	$ 53,975.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
INCOME STATEMENT
for the period ended December 31, 2005

	Year to Date 2005	Year to Date 2004
Revenue		
Commission Income	$ 556,467.00	$ 306,514.20
Financial Revenue	913.00	2,346.13
Total Revenue	557,380.00	308,860.33
Operating Costs		
Selling Expenses	309,684.00	154,886.50
Administrative Expenses	222,479.00	139,800.83
Total Operating Costs	532,163.00	294,687.33
Operating Income	25,217.00	14,173.00
Provision for Income Taxes		
Income Taxes	6,100.00	3,052.00
Total Income Taxes	(6,100.00)	(3,052.00)
Net Income	$ 19,117.00	$ 11,121.00

MACARTHUR STRATEGIES, INC.
STATEMENT OF CASH FLOWS
for the period ended December 31, 2005

Cash flows from operating activities:	
Net Income	$ 19,117.00
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred Taxes	1,259.00
Accounts Payable	5,423.00
Payroll Taxes	5,432.00
Net cash provided by operations	31,231.00
Cash flows from investing activities:	
Cash flows from financing activities:	
Net (increase) in cash and equivalents	31,231.00
Cash and equivalents at beginning of period	49,129.00
Cash and equivalents at ending of period	$ 80,360.00

See Accompanying Notes and Accountants' Report

MACARTHUR STRATEGIES, INC.
STATEMENT FOR CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	COMMON STOCK SHARES	VALUE	PAID IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL STOCK-HOLDER'S EQUITY
Balance at January 1, 2004	2500	$ -	$ 50,032	$ (10,705)	$ 39,327
Income for the year 2004				11,121	$ 11,121
Balance at December 31, 2004	2500	-	50,032	416	50,448
Deferred tax adjustment				19	19
Income for the year		-		19,117	19,117
Balance at December 31, 2005	2500	$ -	$ 50,032	$ 19,552	$ 69,584

See Accompanying Notes and Accountant's Report

MACARTHUR STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of, MacArthur Strategies, Inc. (the Company), is presented to assist in understanding the Company's financial statements. The financial statements are notes are representations of the Company management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

- Business Activity

MacArthur Strategies, Inc. (the Company), is a licensed broker dealer, and a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company's only office is located in Irvine, Ca.

- Organization

The Company was formed on March 16, 1988 under the laws of the State of Nevada. It began business in the State of California on January 1, 1990.

- Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting purposes. The deferred taxes, if any, represent the future tax return consequences of those differences.

- Revenue Recognition

The Company reports prepares its' financial statements using the accrual method of accounting as required by the NASD. Accounts receivable are recorded when income is earned, however, generally, the time lapse between income recording and cash receipts is no more then a few days.

- Certain Compensated Absences

The Company does not record as a current liability any amount owed for compensated absences. Any actual balance is immaterial. Actual costs are expensed as occurred.

- Concentration of Risk

The Company provides services for clients predominately located in southern California.

Use of Estimates

While preparing financial statements in accordance with generally accepted accounting principles management may use estimates.

NOTE 2 – Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1.5 to 1. As of December 31, 2005, the Company had net allowable capital of $65,997 and its ratio of indebtedness to net capital was .22 to 1. There is a nominal increase in net capital for the years ending December 31, 2004 and December 31, 2005.

SUPPLEMENTAL REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholder
MacArthur Strategies, Incorporated

In planning and performing our audit of the financial statements of MacArthur Strategies, Incorporated for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MacArthur Strategies, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(g) and the reserve required by Rule 15c3-3(e), (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of the difference required by Rule 17a-13 (if applicable), (3) in complying with the requirements for prompt payment for securities under Section 4 (a) of Regulation T of the Board of Governors of the Federal Reserve System (if applicable), and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 (if applicable).

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of the internal control structure policies and procedures and of the practices and procedures referred to I the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-3(g) lists additional objectives of the practices and procedures listed in he preceding paragraph.

SUPPLEMENTAL REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT (CONTINUED)

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and may not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in condition or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no weaknesses involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the securities and Exchange Commission, The National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

MACARTHUR STRATEGIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2005 AND 2004

MacArthur Strategies, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt the corporation from the provisions of these rules.

MACARTHUR STRATEGIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-A OF
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005 AND 2004

	2005	2004
Net Capital Per Balance Sheet	$ 69,584	$ 50,448
Non-Allowable Assets	(3,587)	(4,846)
Net Capital	65,997	45,602
Minimum Capital Requirement	(5,000)	(5,000)
Excess Net Capital	$ 60,997	$ 40,602

CALCULATION OF AGGREGATED INDEBTEDNESS TO NET CAPITAL

	2005	2004
Ownership Equity as Calculated Above	$ 65,997	$ 45,602
AGGREGATED INDEBTEDNESS:		
Payroll Taxes Payable	8,282	2,850
Income Taxes Payable	6,100	677
	14,382	3,527
RATIO OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	0.22	0.08

RECONCILIATION WITH COMPANY'S COMPUTATION

	2005	2004
Total Ownership Equity of Net Capital	$ 69,584	$ 50,448
Non Allowable Assets	(3,587)	(4,846)
Net Capital Per Audit Report	$ 65,997	$ 45,602

END